VIA EDGAR AND FEDERAL EXPRESS

September 20, 2013

Mr. Russell Mancuso

Finance Branch Chief

Division of Corporation

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kopin Corporation
Registration Statement on Form S-3
Filed August 9, 2013
File No. 333-190511

Dear Mr. Mancuso,

This letter is in response to comments received in the letter dated September 5, 2013 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John C.C. Fan, President and Chief Executive Officer and Chairman of the Board of Directors of Kopin Corporation (“we”, “our” or the “Company”). We have reviewed the Letter and our response is set forth below.

For ease of reference the comment contained in the Letter is printed below in italics and is followed by our response.

1. We note the disclosure in the last paragraph on page 2 regarding the sale of your III-V product line. Please expand your disclosure to quantify the effect of the sale on your revenue and assets. Also include your pro forma revenue and assets after the sale.

Response:

We will file an amended Form S-3 with the following amended disclosures (amended disclosures in bolded italics and within the proforma tables):

On January 16, 2013, we completed the sale of our III-V product line, including all of the outstanding equity interest in KTC Wireless, LLC, a wholly-owned subsidiary of the Company that held the Company’s investment in Kopin Taiwan Corporation, to IQE KC, LLC and IQE plc. Our III-V products primarily consisted of our Gallium Arsenide-based HBT transistor wafers and we referred to them as our “III-V” products because we used elements categorized on the III and V columns of the periodic table of elements to manufacture such products. The aggregate purchase price was approximately $75 million, subject to certain adjustments, including working capital adjustments and escrow.

The following table provides the pro forma revenues of the Company as if the sale of the III-V product line had been completed on December 27, 2009 (the first day of the Company’s fiscal year ended December 25, 2010) (in millions):

	2012			2011			2010
	Consolidated	III-V Product Line	Pro Forma	As reported	III-V Product Line	Pro Forma	As reported	III-V Product Line	Pro Forma
Revenues	$93.4	$58.8	$34.6	$131.1	$66.5	$64.6	$120.3	$62.2	$58.1

The following table provides the pro forma assets of the Company as if the sale of the III-V product line had been completed on December 29, 2012 (in millions):

	2012
	As reported	III-V Product Line	Pro Forma
Total Assets	$176.2	$50.7	$125.5

The Company hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. If you have any further questions, please contact me at 508.870.5959.

Very truly yours,

/s/ Richard A. Sneider

Richard A. Sneider

Chief Financial Officer

Cc:	Jay Mumford, U.S. Securities and Exchange Commission
John J. Concannon, Bingham McCutchen LLP